333-53 40

02046365

RECD S.E.C.

JUL 1 9 2002

1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 18, 2002

Pecom Energía S.A., the operating subsidiary of Perez Companc S.A.
(Exact Name of Registrant as Specified in its Charter)

PROCESSED
JUL 2 2 2002
THOMSON
FINANCIAL

Maipú 1 – Piso 22
(C1084ABA) Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT A

Attached hereto is a press release dated July 18, 2002, of Pecom Energía S.A., the operating subsidiary of Perez Companc S.A., describing an extension to the Expiration Date of Pecom Energía's Medium-Term Note Program.

PECOM
de Perez Companc S.A.

Perez Companc
Buenos Aires: PC
NYSE: PC

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our new website at http://www.pecom.com

EXTENSION OF EXPIRATION DATE

Buenos Aires, July 18, 2002 – Perez Companc S.A.(Buenos Aires: PC NYSE: PC), informs that Pecom Energía S.A. (Buenos Aires: PECO) announced that the Expiration Date in respect of its offer to exchange its 7$^{7}/_{8}$% Notes due 2005, 9% Notes due 2007, 9% Notes due 2009 and 8$^{1}/_{8}$% Notes due 2010 (together, the "New Notes") for any and all outstanding 7$^{7}/_{8}$% Notes due 2002, 9% Notes due 2004, 9% Notes due 2006 and 8$^{1}/_{8}$% Notes due 2007 (together, the "Existing Notes") had been extended to 12:00 p.m., New York City time, on Wednesday, July 31, 2002. In addition, the Company announced that it had waived the following exchange offer conditions:

(1) the minimum tender requirements with respect to each series of Existing Notes and

(2) the general condition to the exchange offer requiring the Company to have successfully refinanced its indebtedness owed to financial institutions relating primarily to working capital loans, debt issuances, trade financings and letter of credit facilities.

The Company also announced that it is offering to pay US$150 in cash and US$850 principal amount of 2005 New Notes for each US$1,000 principal amount of 2002 Existing Notes that are tendered prior to the Expiration Date and accepted for exchange. In addition, the Company has changed the cross-default provision of the New Notes so that it will not be in default under the terms of the New Notes if it does not pay at maturity principal or interest in respect of the 2002 Existing Notes that have not been tendered for exchange.

As of 12:00 p.m., New York City time, on July 17, 2002, the Company had received tenders of Existing Notes from noteholders equal to approximately 91.5% of the total aggregate principal amount of the Existing Notes outstanding. In particular, the Company had received the following tenders of Existing Notes:

- **US$76,619,000 aggregate principal amount of the 2002 Existing Notes;**
- **US$275,377,000 aggregate principal amount of the 2004 Existing Notes;**
- **US$194,360,000 aggregate principal amount of the 2006 Existing Notes; and**
- **US$365,921,000 aggregate principal amount of the 2007 Existing Notes.**

Finally, the Company also announced that the proposed modifications to the 2004, 2006 and 2007 Existing Notes were approved by noteholders at the 2004, 2006 and 2007 Noteholders' Meetings. Such modifications include, among other things, the deletion of substantially all of the restrictive covenants and related events of default. Upon the Company's acceptance of the 2004, 2006 and 2007 Existing Notes in the exchange offer, such modifications will become effective.

The Company is making the exchange offer, and will issue New Notes, in the United States only to "qualified institutional buyers," as that term is defined in Rule 144A under the U.S. Securities Act of 1933 (the "Securities Act"), and outside of the United States in offshore transactions in reliance on Regulation S under the Securities Act. The New Notes will not, upon issuance, be registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration.

This press release appears as a matter of record only. Authorization for the public offering of the New Notes has been granted by the Argentine *Comisión Nacional de Valores* (the "CNV") pursuant to Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002. The validity of such authorization is still subject to the completion of certain legal formalities by the Company. The information contained herein is subject to amendments and modifications and should not be considered as definitive by persons taking notice of it. This press release does not constitute an offer to sell, or an invitation to make offers to purchase, the New Notes until all of the conditions to the authorization of the CNV for the public offering of the New Notes have been complied with.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2002

By:
Name: Mario C. Lagrosa
Title: [illegible]